Janney Montgomery Scott

I N V E S T M E N T   B A N K I N G

Established 1832

VIA EDGAR AND ELECTRONIC DELIVERY

January 24, 2013

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation

Registration Statement on Form S-11

File No. 333-183965

Dear Ms. Gowetski:

Pursuant to Rule 461 of the Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby join in the request of Gladstone Land Corporation, a Maryland corporation (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-11 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4 p.m. EST on January 28, 2013, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Securities and Exchange Commission (the “Commission”) that the distribution of the Preliminary Prospectus dated December 27, 2012 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced December 27, 2012. 4,800 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since December 27, 2012.

In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. We have also been advised by the Financial Industry Regulatory Authority that it has no objections to the underwriting arrangements in connection with this offering.

Very truly yours, JANNEY MONTGOMERY SCOTT LLC

By:	/s/ John D. Nelson
Name: John D. Nelson Title: Vice President